SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.2)1

                              COLORADO MEDTECH INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   19652U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                          118 E. 25TH STREET, 8TH FLOOR
                               NEW YORK, NY  10010
                                 (212) 599-5077
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  April 5, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                             -----------------------
1            The  remainder  of  this  cover  page  shall  be  filled  out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D                Page 2 of 10 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

                      ACQUISITOR  PLC
                      No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP    (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------

       3     SEC  USE  ONLY

--------------------------------------------------------------------------------

       4     SOURCE  OF  FUNDS
                      WC
--------------------------------------------------------------------------------

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      UNITED  KINGDOM
--------------------------------------------------------------------------------

   NUMBER  OF        7        SOLE  VOTING  POWER
     SHARES                          1,073,234
 BENEFICIALLY
OWNED  BY  EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     -0-
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     1,073,234
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     -0-
--------------------------------------------------------------------------------

     11      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                      1,073,234
--------------------------------------------------------------------------------

     12      CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN  SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                      8.28%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                      CO
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  3  of  10  Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

                      J.O.  Hambro  Capital  Management  (Holding)  Limited
                      No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP     (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------

       3     SEC  USE  ONLY

--------------------------------------------------------------------------------

       4     SOURCE  OF  FUNDS
                      AF
--------------------------------------------------------------------------------

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      UNITED  KINGDOM
--------------------------------------------------------------------------------

   NUMBER  OF        7        SOLE  VOTING  POWER
     SHARES                          0
 BENEFICIALLY
OWNED  BY  EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     100,000
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     100,000
--------------------------------------------------------------------------------

     11      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                      100,000
--------------------------------------------------------------------------------

     12      CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN  SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                      0.77%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                      HC
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  4  of  10  Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

                      J  O  Hambro  Capital  Management  Limited
                      No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP     (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------

       3     SEC  USE  ONLY

--------------------------------------------------------------------------------

       4     SOURCE  OF  FUNDS
                      AF
--------------------------------------------------------------------------------

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      UNITED  KINGDOM
--------------------------------------------------------------------------------

   NUMBER  OF        7        SOLE  VOTING  POWER
     SHARES                          0
 BENEFICIALLY
OWNED  BY  EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     100,000
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     100,000
--------------------------------------------------------------------------------

     11      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                      100,000
--------------------------------------------------------------------------------

     12      CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN  SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                      0.77%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                      IA
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  5  of  10  Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

                      American  Opportunity  Trust  plc
                      No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP     (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------

       3     SEC  USE  ONLY

--------------------------------------------------------------------------------

       4     SOURCE  OF  FUNDS
                      WC
--------------------------------------------------------------------------------

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      UNITED  KINGDOM
--------------------------------------------------------------------------------

   NUMBER  OF        7        SOLE  VOTING  POWER
     SHARES                          0
 BENEFICIALLY
OWNED  BY  EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     100,000
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     100,000
--------------------------------------------------------------------------------

     11      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                      100,000
--------------------------------------------------------------------------------

     12      CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN  SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                      0.77%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                      IV
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  6  of  10  Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

                      Christopher  Harwood  Bernard  Mills
                      No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP     (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------

       3     SEC  USE  ONLY

--------------------------------------------------------------------------------

       4     SOURCE  OF  FUNDS
                      AF
--------------------------------------------------------------------------------

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      UNITED  KINGDOM
--------------------------------------------------------------------------------

   NUMBER  OF        7        SOLE  VOTING  POWER
     SHARES                          0
 BENEFICIALLY
OWNED  BY  EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     1,173,234
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     1,173,234
--------------------------------------------------------------------------------

     11      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                      1,173,234
--------------------------------------------------------------------------------

     12      CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN  SHARES  /  /
--------------------------------------------------------------------------------

     13      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                      9.05%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                      IN
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  7  of  10  Pages
---------------------------------                 ------------------------------


                            STATEMENT  ON  SCHEDULE  13D


         The following constitutes Amendment No. 2 to the Schedule 13D filed by Acquisitor plc and Amendment No. 1 to the Schedule 13D filed by J O
Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc and Christopher H.B. Mills (collectively, the Hambro Entities"). The Schedule 13D, as amended, is collectively referred to as "Schedule 13D". Except as specifically amended by Amendment No. 1 filed with the Securities and Exchange Commission on February
20, 2001 and this Amendment No. 2, the Schedule 13D remains in full force and effect.


Item  3. Source  and  Amount  of  Funds  or  Other  Consideration.
         --------------------------------------------------------

         Item  3  is  being  amended  in  its  entirety  as  follows:

         The aggregate purchase price of the 1,073,234 shares of Common Stock beneficially held by Acquisitor is $4,458,075. All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital.

         The aggregate purchase price of the 100,000 shares of Common Stock beneficially held by American Opportunity Trust is $449,251. All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital.

Item  5. Interest  in  Securities  of  the  Issuer.
         -----------------------------------------

         Items  5(a)-(c)  are  being  amended  in  their  entirety  as  follows:

         Items  5(a)  and  5(b):

         The Filing Parties may be deemed to beneficially own an aggregate of 1,173,234 shares of Common Stock (which constitutes approximately 9.05% of the outstanding shares of Common Stock of the Issuer). The aggregate number and percentage of the outstanding shares of Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group associated with any of the Filing Parties for purposes of
Section  13(d)  of  the  Act  is  as  follows:


                                                 Number/Percent* of   Number/Percent* of
                               Aggregate Number       Shares:               Shares:
Filing Party                       of Shares     Sole Power to Vote  Shared Power to Vote
-----------------------------  ----------------  ------------------  --------------------
Acquisitor                            1,073,234     1,073,234/8.28%                  0/0%
Holdings                                100,000               0/ 0%         100,000/0.77%
J O Hambro Capital Management           100,000               0/ 0%         100,000/0.77%
American Opportunity Trust              100,000               0/ 0%         100,000/0.77%
Christopher H. B. Mills               1,173,234               0/ 0%       1,173,234/9.05%

         *  Based  on  12,960,950  shares of Common Stock outstanding as of January 31,
2001,  which is  based on  information  reported in the  Issuer's  Quarterly Report on
Form  10-Q  for  the  quarterly  period  ended  December  31,  2000.

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  8  of  10  Pages
---------------------------------                 ------------------------------




         Item  5(c):

         Since  the  filing of the Amendment No. 1 of Acquisitor and the initial
Schedule 13D of the Hambro Entities, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                                            Buy or    No. of          Price
Date        Filing  Party                   Sell      Shares          (US$)
---------   --------------------------      -----    ---------       --------

3/20/2001   Acquisitor  plc                   Buy      10,000          4.33
3/21/2001   Acquisitor  plc                   Buy      18,700          3.81
3/30/2001   Acquisitor  plc                   Buy      20,000          3.84
4/05/2001   Acquisitor  plc                   Buy     209,800          3.56

2/21/2001   American  Opportunity  Trust      Buy       2,000          4.44
3/09/2001   American  Opportunity  Trust      Buy      10,000          4.50
3/12/2001   American  Opportunity  Trust      Buy      15,000          4.50
3/13/2001   American  Opportunity  Trust      Buy      11,000          4.50
3/14/2001   American  Opportunity  Trust      Buy       6,100          4.44
3/16/2001   American  Opportunity  Trust      Buy      12,000          4.44
3/19/2001   American  Opportunity  Trust      Buy       6,900          4.44
3/20/2001   American  Opportunity  Trust      Buy       5,000          4.31


        All  transactions  were  made  through  purchases  in  the  open market.

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  9  of  10  Pages
---------------------------------                 ------------------------------



Dated:  April  10,  2001

                                      ACQUISITOR  PLC


                                      By:  /s/  Duncan  Soukup
                                           ----------------------
                                      Name:   Duncan  Soukup
                                      Title:  Managing  Director


                                      J  O  HAMBRO  CAPITAL  MANAGEMENT
                                      (HOLDINGS)  LIMITED


                                      By:  /s/  R.G.  Barrett
                                          ------------------------
                                      Name:   R.G.  Barrett
                                      Title:  Director



                                      J  O  HAMBRO  CAPITAL  MANAGEMENT
                                      LIMITED

                                      By:  /s/  R.G.  Barrett
                                          ------------------------
                                      Name:   R.G.  Barrett
                                      Title:  Director

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  10  of  10  Pages
---------------------------------                 ------------------------------


                                      AMERICAN  OPPORTUNITY  TRUST  PLC

                                      By: J O Hambro Capital Management Limited,
                                          Its  investment  advisor


                                      By:  /s/  R.G.  Barrett
                                          ---------------------------
                                      Name:   R.G.  Barrett
                                      Title:  Director


                                      By:  /s/  Christopher  Mills
                                          ---------------------------
                                                CHRISTOPHER  MILLS